

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 10, 2017

Anthony Wood
President and Chief Executive Officer
Roku, Inc.
150 Winchester Circle
Los Gatos, CA 95032

>   **Re: Roku, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted July 17, 2017**
>   **CIK No. 0001428439**

Dear Mr. Wood:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   With respect to the third-party statements in your prospectus from the Kantar Millward Brown survey that you commissioned, please provide us with the relevant portions of this survey that you cite. To expedite our review, please clearly cross-reference the applicable portions of the survey to the appropriate locations in your prospectus.

Prospectus Summary, page 1

Overview, page 1

3.   Disclose the percentage of your platform revenue that comes from advertising and the percentage that comes from subscriptions.

4.   Consider balancing your disclosure here and throughout the prospectus to emphasize that although your business model involves growing the number of active accounts and ARPU through your platform segment, you currently generate the majority of your revenue from your hardware sales.

Risk Factors, page 15

5.   Consider including a risk factor addressing the risks associated with your decision to strategically decrease the average selling price of your streaming player in order to expand your active accounts.

Capitalization, page 49

6.   Please revise to give pro forma effect to any post balance sheet issuances of debt, convertible preferred stock, or equity. In this regard, we note you issued warrants to purchase shares of Series H convertible preferred stock in June 2017. Please also update your dilution table on page 51 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Overview, page 57

7.   You define "active accounts" as the number of distinct user accounts that have streamed content on your platform in the last 30 days of the period. Explain to us the reason for using the average number of active accounts when calculating your "average revenue per user" metric. We note your disclosure that the number of active accounts does not correspond to the number of unique individuals who actively utilize your platform.

8.   Please balance your discussion of the size of your user base and growth in active accounts with disclosure concerning advertiser use of your platform. In that respect, discuss whether management uses any revenue retention-related measurements.

Key Performance Metrics, page 60

9.   Please expand your disclosure concerning active accounts and hours streamed to explain the correlation between these metrics and your revenues and results of operations. In

doing so, address any assumptions that you use to measure the impact on your financial results.

Factors Affecting Our Performance, page 61

Ability to grow and retain streaming hours, page 61

10.   We note your use of total hours streamed as a measurement of growth in your platform revenue, gross profit, and ARPU. Tell us whether you include hours streamed through private streaming channels in your "total hours streamed" measurements. We note your historic use of private streaming channels for third party developers.

Ability to monetize users and streaming hours, page 61

11.   It appears that the majority of your streaming hours to date have derived from "subscription video on demand," where you earn revenue from subscription revenue share or display ads on your home screen or screen saver, while your fastest growing content monetization is advertising video on demand (AVOD), which utilizes video ads to users as they stream content. Address how you plan to measure the effectiveness of your AVOD services, including how you measure and track the engagement of users with AVOD. Additionally, disclose the uncertainty associated with monetizing the AVOD services model for on-demand content, and consider including a risk factor addressing any such uncertainty. For example, we note that AVOD advertisements tend to be shorter in length and generally require a larger audience scale.

Unaudited Quarterly Results of Operations Data, page 71

12.   Please present the quarterly net income (loss) per share data for all periods presented.

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 81

13.   We note you took into account valuations from an independent third-party valuation specialist when determining the fair value of your common stock. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert and include a consent of the expert in your Form S-1. Please revise accordingly and advise us.

14.   With respect to the stock options repriced in November 2016 and your subsequent stock option grants, please provide us a comparative analysis of your estimated fair value of a common share and your anticipated offering price per share. For each grant date, indicate the number of shares, your estimate of per share fair value, the difference in this value

and your anticipated offering price per share, and provide us a sufficiently detailed explanation of the factors that contributed to this difference in value.

Business, page 85

How Our TV Streaming Platform Provides Value to Users, Content Publishers and Advertisers, page 86

15.   Discuss whether you have developed and implemented the use of a mobile application for your user base. In this discussion, address whether and how you plan to monetize the mobile application.

Executive Compensation, page 105

16.   Please note that you are required to provide executive compensation disclosure for the two most recently completed fiscal years.

Description of Capital Stock, page 124

Class A and Class B Common Stock, page 124

17.   We note your statement that "Except as otherwise expressly provided in our amended and restated certificate of incorporation or required by applicable law, shares of Class A common stock and Class B common stock will have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters, including, without limitation, those described below." Please revise this description to clarify that the voting rights for each class will differ.

Notes to Consolidated Financial Statements

Recent Issued Accounting Pronouncements, page F-14

18.   Your disclosure states that you are in the process of assessing the potential impacts of Topic 606 on your financial statements. Please revise to provide qualitative financial statement disclosures of the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also disclose such amounts. Please refer to ASC 250-10-S99-6 and SAB Topic 11.M.

13. Subsequent Events, pages F-35 – F-36

19.   Please explain to us the terms of the patent and technology license agreement entered into in the first quarter of 2017, your basis for recording an expense in 2016, how you determined the amount of this expense, and tell us why you believe the amount recognized is appropriate given you obtained a multi-year license.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications